                                      FORM 11-K


                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                  [X]   Annual Report Pursuant to Section 15(d) of
                         the Securities Exchange Act of 1934

                              For the fiscal year ended
                                  December 31, 1996

                                          or

                   [ ]  Transition Report Pursuant to Section 15(d)
                         of the Securities Exchange Act of 1934

                              --------------------------

                                   Commission File
                                     No. 33-43030

                              --------------------------


                     TCF EMPLOYEES STOCK OWNERSHIP PLAN - 401(K)
                     -------------------------------------------
                               (Full title of the plan)



                              TCF FINANCIAL CORPORATION
           ---------------------------------------------------------------
             (Name of issuer of the securities held pursuant to the plan)



            801 Marquette Avenue, Suite 302, Minneapolis, Minnesota 55402
           ---------------------------------------------------------------
                 (Address and zip code of principal executive office)

                                        Index


                                                      PAGE NO.
                                                      --------
Financial Statements and Exhibits

    Independent Auditors' Report                           3

    Statements of Net Assets Available for Plan
         Benefits - at December 31, 1996 and 1995          4

    Statements of Changes in Net Assets Available for
         Plan Benefits - Years ended December 31, 1996,
         1995 and 1994                                     5

    Notes to Financial Statements                       6-11

    Supplemental Schedules                             12-13

Signatures                                                14

Index to Exhibits                                         15

[LOGO]


                             INDEPENDENT AUDITORS' REPORT
                             ----------------------------


To the Administrator of the
  TCF Employees Stock Ownership Plan - 401(k):


We have audited the accompanying statements of net assets available for plan benefits of the TCF Employees Stock Ownership Plan - 401(k) (the Plan) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                       /s/ KPMG Peat Marwick LLP


Minneapolis, Minnesota
June 23, 1997

                     TCF Employees Stock Ownership Plan - 401(k)

                 Statements of Net Assets Available for Plan Benefits



                                                        At December 31,
                                                 -------------------------
                                                      1996           1995
                                                   -----------   ----------
Assets:
  Investment in TCF Financial Corporation
    common stock, at market value
    (cost of $29,530,448 and $21,576,372 )       $109,021,266   $68,320,975

  Cash fund                                           844,692       607,148

  Accrued interest receivable                           5,010         2,889
                                                   -----------   ----------
      Total assets                                109,870,968    68,931,012


Liabilities:
  Due to broker on purchase of securities                 -          83,836
                                                   -----------   ----------

      Net assets available for plan benefits     $109,870,968   $68,847,176
                                                   -----------   ----------
                                                   -----------   ----------



                   See accompanying notes to financial statements.

                     TCF Employees Stock Ownership Plan - 401(k)

           Statements of Changes in Net Assets Available for Plan Benefits



                                                        Year Ended December 31,
                                             ------------------------------------------
                                                 1996           1995           1994
                                             ------------    -----------    -----------
Investment income:
    Dividends                                 $ 1,803,822    $ 1,244,440    $ 1,027,604
    Interest                                       43,274         20,470         21,764
                                             ------------    -----------    -----------
         Total investment income                1,847,096      1,264,910      1,049,368
                                             ------------    -----------    -----------

Realized gain on distributions for
    withdrawals and terminations               11,161,520      3,550,493      1,583,018

Change in unrealized appreciation
    of investments                             13,867,319     22,517,910      6,077,568
                                             ------------    -----------    -----------
Deposits and contributions:
    Participant deposits                        4,439,577      3,260,211      3,001,716
    Employer contributions                      1,826,564      1,395,641      1,789,609
                                             ------------    -----------    -----------
         Total deposits and contributions       6,266,141      4,655,852      4,791,325
                                             ------------    -----------    -----------

Merger of Republic Capital Group, Inc. plans          -          120,114        464,822

Merger of Great Lakes Bancorp plans            26,815,264            -              -

Distributions:
    Withdrawals and terminations              (17,073,229)    (5,603,840)    (3,029,747)
    Dividends                                  (1,855,939)    (1,232,428)      (870,540)
                                             ------------    -----------    -----------
         Total distributions                  (18,929,168)    (6,836,268)    (3,900,287)
                                             ------------    -----------    -----------

Administrative expenses                            (4,380)           -              -
                                             ------------    -----------    -----------

Increase in net assets available for           41,023,792     25,273,011     10,065,814
    plan benefits

Net assets available for plan benefits:
    Beginning of year                          68,847,176     43,574,165     33,508,351
                                             ------------    -----------    -----------
    End of year                              $109,870,968    $68,847,176    $43,574,165
                                             ------------    -----------    -----------
                                             ------------    -----------    -----------



                   See accompanying notes to financial statements.

                     TCF Employees Stock Ownership Plan - 401(k)

                            Notes to Financial Statements


(1) ACCOUNTING PRINCIPLES

    The financial statements of the TCF Employees Stock Ownership Plan - 401(k) (the "Plan") have been prepared on the accrual basis of accounting. Assets of the Plan are stated at market value. The cost of Plan investments sold is determined by the average cost method. Benefits are recorded when paid.

    Basis of Presentation

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) EMPLOYEE STOCK OWNERSHIP PLAN

    The Plan was adopted by the Board of Directors of TCF Bank Minnesota fsb ("TCF Bank") and approved by its stockholders effective January 1, 1987 as the TCF Employees Stock Bonus Plan - 401(k). Effective October 1, 1988, the Plan was amended and restated as the TCF Employees Stock Ownership Plan
    - 401(k). The Plan is intended to meet the requirements for qualification of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), as amended, an employee stock ownership plan under
    Section 4975(e)(7) of the Code, and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The Plan was established for the purpose of providing eligible employees with a convenient, tax-favored opportunity to invest in the stock of TCF Bank's parent, TCF Financial Corporation ("TCF Financial"), and to provide an additional source of retirement income. All "regular stated salary" employees and certain commissioned employees of participating employers, with one year of service, are eligible to participate.

    With certain limitations, participants may elect to invest up to 12% of their covered pay on a tax-deferred basis and an additional 6% on an after-tax basis in the Plan. Through December 31, 1994, the participating employers matched the contributions for tax-favored deposits of participants who were non-highly compensated employees, as defined, at the rate of 75 cents per dollar, with a maximum employer contribution of 4.5% of the employee's salary. The contributions of the remaining participants were matched at the rate of 50 cents per dollar, with a maximum employer contribution of 3% of the employee's salary. Beginning January 1, 1995, the participating employers matched the contributions of all employees at the rate of 50 cents per dollar with a maximum employer contribution of 3% of the employee's salary. Employer contributions are made in the form of TCF Financial common stock or cash. Cash contributions are invested in TCF Financial common stock shortly after the date contributed.

                     TCF Employees Stock Ownership Plan - 401(k)

    Beginning in 1994, dividends earned on shares in the Plan are distributed in cash to participants. (Previously, dividends were credited to the individual accounts and used to purchase additional shares of TCF Financial common stock.) TCF Bank made a one time dividend distribution to participants, in December 1994, for the entire year of dividends paid on vested shares. Dividends paid on unvested shares in 1994 will be retained as TCF Financial common stock in the Plan. For years beginning January 1, 1995 and after, TCF Bank will distribute dividends for all shares (vested and unvested) on a quarterly basis. However, TCF Bank reserves the right to change the treatment of dividends on a prospective basis.

    First Trust National Association ("First Trust" or "Trustee") is the trustee of the Plan appointed to serve under the trust agreement.

    With the concurrence of TCF Bank, First Trust is authorized to borrow funds for purchases of TCF Financial common stock. As of December 31, 1996 and 1995 no such loans had occurred. The Plan provides that the only sources of repayment are employer contributions made in the usual course of operation of the Plan and/or a guarantee from TCF Financial. Employee contributions will not be used in any event to repay such loans and TCF Bank is prohibited from guaranteeing any such loans. Shares purchased with the proceeds of any such loans initially will be held unallocated in the Plan, and then released and allocated to the matching accounts of employees as payments are made on the loan.

    The participating employers, at their discretion, may make additional contributions to the Plan, subject to an overall limit of 15% of covered pay of Plan participants. These additional contributions are allocated to participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations.

    Participant deposits to the Plan are fully vested at all times. Participants' interest in the employer matching account generally vest at the rate of 20% per year (with full vesting after five years of vesting service). The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

    Prior to September 30, 1996, amounts which have been forfeited in accordance with provisions of the Plan are reallocated to the remaining participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. These forfeitures have been reallocated as of the last day of the Plan year. Beginning October 1, 1996, forfeitures will be applied to the payment of plan expenses.

    TCF Bank has reserved the right to amend the Plan at any time and each participating employer may terminate the Plan at any time as to its employees. In the event of termination of the Plan, participating employees become 100% vested in their employer matching account balances.

                     TCF Employees Stock Ownership Plan - 401(k)

(3) PARTICIPATING EMPLOYERS INCLUDED IN THE PLAN

    The Plan is a pooled fund for certain participating employers, all of which are direct or indirect subsidiaries of TCF Financial. Participant deposits, employer contributions and the related net assets are as follows:



                                                        Year Ended                 At
                                                     December 31, 1996      December 31, 1996
                                                 -------------------------  -----------------
                                                  Participant    Employer
                                                   Deposits   Contributions    Net Assets
   Participating Employer                          at Cost       at Cost
   ----------------------                       ------------   -----------  -----------------
  TCF Financial Corporation                     $  948,987     $  404,904   $ 30,227,722
  TCF Bank Minnesota fsb                         1,145,150        479,179     31,455,250
  TCF Bank Illinois fsb                            334,663        131,835      4,642,634
  TCF Bank Wisconsin fsb                           324,879        128,088      4,414,590
  Great Lakes Bancorp                              795,983        318,222     22,053,249
  TCF Mortgage Corporation, Inc.                   260,977        110,081      7,810,477
  North Star Title, Inc.                           167,828         69,422      2,571,826
  North Star Real Estate Services, Inc.             24,232          7,774        209,862
  TCF Agency Minnesota, Inc.                        17,361          5,545        457,685
  TCF Realty, Inc.                                     -              -           81,707
  TCF Financial Insurance Agency, Inc.              42,597         19,484        873,277
  TCF Financial Insurance Agency
     Wisconsin, Inc.                                 6,679          3,340        228,507
  TCF Financial Insurance Agency
     Illinois, Inc.                                  6,767          2,043        222,433
  TCF Financial Insurance Agency
     Michigan, Inc.                                 16,586          4,147         24,735
  TCF Financial Services, Inc.                     139,729         58,483      3,244,888
  TCF Consumer Financial Services, Inc.            183,185         75,050        674,547
  TCF Securities, Inc.                              18,394          7,293        648,129
  Twin City/Burnet, Inc.                             5,580          1,674         29,450
                                                -----------    ----------   ------------
     Total                                      $4,439,577     $1,826,564   $109,870,968
                                                -----------    ----------   ------------
                                                -----------    ----------   ------------


   TCF Realty, Inc. had no active employees as of December 31, 1996 or 1995. Vanguard Financial Services, Inc. was dissolved and its employees merged into TCF Financial Services, Inc. effective May 5, 1995.


                                                        Year Ended                 At
                                                     December 31, 1995      December 31, 1995
                                                 -------------------------  -----------------
                                                  Participant    Employer
                                                   Deposits   Contributions    Net Assets
   Participating Employer                          at Cost       at Cost
   ----------------------                       ------------   -----------  -----------------
  TCF Financial Corporation                     $  720,605     $  307,181    $19,885,912
  TCF Bank Minnesota fsb                         1,002,445        440,598     26,429,330
  TCF Bank Illinois fsb                            299,956        124,571      3,411,746
  TCF Bank Wisconsin fsb                           325,903        135,718      3,698,826
  TCF Bank Michigan fsb                            132,347         57,206      1,837,718
  TCF Mortgage Corporation, Inc.                   326,596        145,324      7,299,879
  North Star Title, Inc.                           124,187         52,165      1,790,888
  North Star Real Estate Services, Inc.             30,281          8,235        133,951
  TCF Agency Minnesota, Inc.                        22,110          8,309        512,265
  TCF Realty, Inc.                                     -              -          163,294
  TCF Financial Insurance Agency, Inc.              36,319         17,516        703,041
  TCF Financial Insurance Agency
     Wisconsin, Inc.                                 5,374          2,687         31,294
  TCF Financial Insurance Agency
     Illinois, Inc.                                  4,777          1,976        157,998
  TCF Financial Services, Inc.                     106,976         47,519      1,861,869
  TCF Consumer Financial Services, Inc.            101,944         39,116        449,428
  TCF Securities, Inc.                              15,331          6,002        463,964
  Twin City/Burnet, Inc.                             5,060          1,518         15,773
  Vanguard Financial Services, Inc.                    -              -              -
                                                -----------    ----------    -----------
     Total                                      $3,260,211     $1,395,641    $68,847,176
                                                -----------    ----------    -----------
                                                -----------    ----------    -----------


                     TCF Employees Stock Ownership Plan - 401(k)

(4) INCOME TAX STATUS

    TCF Bank has received a favorable tax determination letter from the Internal Revenue Service ("IRS") indicating that the Plan qualified under
    Section 401(a) and 409 of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan's assets are exempt from federal income tax, and participant tax-deferred deposits and amounts contributed by participating employers are not taxed to the employee until a distribution from the Plan is received.

(5) INVESTMENT IN TCF FINANCIAL COMMON STOCK

    Plan investments are stated at market value, determined by quoted market price. The net unrealized appreciation of investments reflected in Plan equity is as follows:

                                                  At December 31,
                                             --------------------------
                                                 1996           1995
                                             ------------   -----------
    Market value                            $109,021,266   $68,320,975
    Cost                                      29,530,448    21,576,372
                                            ------------   -----------
         Unrealized appreciation            $ 79,490,818   $46,744,603
                                            ------------   -----------
                                            ------------   -----------


    The investments shown in the preceding table represent five percent or more of plan equity.

(6) WITHDRAWALS AND TERMINATIONS

    Participants can elect to receive distributions from the Plan in the form of cash or shares of TCF Financial common stock. Distributions and sales of TCF Financial common stock are as follows:

                                                       Year Ended
                                                      December 31,
                                       ----------------------------------------
                                           1996           1995          1994
                                        -----------    ----------     ----------
    Number of shares                       448,180       134,784         88,981
                                       -----------    ----------     ----------
                                       -----------    ----------     ----------
    Cost of shares                     $ 4,892,963    $2,321,899     $1,519,824
    Market value                        16,054,483     5,872,392      3,102,842
                                       -----------    ----------     ----------
    Gain on distribution               $11,161,520    $3,550,493     $1,583,018
                                       -----------    ----------     ----------
                                       -----------    ----------     ----------

                     TCF Employees Stock Ownership Plan - 401(k)

    Cash and TCF Financial common stock of $18,929,168, $6,836,268 and $3,900,287 was distributed in 1996, 1995 and 1994, respectively. At December 31, 1996 and 1995, liabilities including amounts due to participants, which are deducted from net assets available for plan benefits when paid, are $3,188,840 and $838,154, respectively.

    The accompanying financial statements for 1996 and 1995 differ from Form 5500, as filed with the Internal Revenue Service, as follows:


                                                      1996           1995
                                                 ------------   -----------
    Net assets available for plan benefits per
         accompanying financial statements       $109,870,968   $68,847,176
    Liabilities including amounts due to
         participants                              (3,188,840)     (838,154)
                                                 ------------   -----------
    Net assets available for plan benefits
         per Form 5500                           $106,682,128   $68,009,022
                                                 ------------   -----------
                                                 ------------   -----------

    Amounts forfeited and allocated to remaining participants are as follows:

                                               Year Ended December 31,
                                        ----------------------------------------
                                            1996         1995           1994
                                       -----------    ----------     ----------
    Value of accounts terminated and
       withdrawn                       $19,007,119    $7,086,829     $4,109,635
    Withdrawals and terminations
       distributed                      18,929,168     6,836,268      3,900,287
                                       -----------    ----------     ----------
       Amount forfeited and allocated
         to remaining participants     $    77,951    $  250,561     $  209,348
                                       -----------    ----------     ----------
                                       -----------    ----------     ----------


(7) MERGERS AND PLAN MERGERS

    On April 21, 1993, Republic Capital Group, Inc. ("RCG") merged with TCF Financial. Effective October 1, 1993, RCG employees eligible for the RCG Employee Stock Ownership Plan and Trust (the "RCG ESOP") became eligible for participation in the Plan. The accounts of participants in the RCG ESOP were transferred to the Plan in March 1994. This merger increased the net assets of the Plan, net of expenses, by $464,822.

    The RCG 401(k) Employees' Savings Plan ("RCG 401(k)") was terminated on September 30, 1993 and the termination was approved by the IRS on November 9, 1994. RCG employees were given until January 31, 1995 to elect the method of distribution of their participant value in the terminated RCG plan. Forty-six RCG 401(k) participants elected to rollover to the Plan and these accounts were transferred in February 1995. These rollovers increased the net assets of the Plan by $120,114.

    On February 8, 1995, Great Lakes Bancorp ("GLB") merged with TCF Financial. Effective January 1, 1996, GLB employees eligible for the GLB Employee Stock Ownership Plan (the "GLB ESOP") became eligible for participation in the Plan. The accounts of participants in the GLB ESOP were transferred to the Plan in 1996. Transfers from the GLB ESOP have increased the net assets of the Plan, net of expenses, by $24,958,455.

                     TCF Employees Stock Ownership Plan - 401(k)

    The GLB 401(k) Savings and Investment Plan (the "GLB" 401(k)") was terminated on December 31, 1995 and the termination was approved by the IRS on February 14, 1996. GLB employees were given until April 30, 1996 to elect the method of distribution of their participant value in the terminated plan. Assets were transferred in 1996 for those participants requesting rollovers to the Plan. These rollovers increased the net assets of the Plan by $1,856,809.

(8) PARTY-IN-INTEREST TRANSACTIONS

    The Plan engages in transactions involving the acquisition or disposition of TCF Financial common stock and units of First American Prime Obligation Class C Institutional Fund investment fund of the Trustee. TCF Financial and the Trustee are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                                                                   SCHEDULE 1



                     TCF Employees Stock Ownership Plan - 401(k)

              Item 27a - Schedule of Assets Held for Investment Purposes

                                 At December 31, 1996



                                     Number
                                       of                          Market
  Issuer           Description       Shares          Cost           Value
  ------           -----------       ------       ----------     ------------
TCF Financial*     Common Stock   2,506,236      $29,530,448    $109,021,266

First American
  Prime Obligation
  Class C
  Institutional
  Fund*            Money Fund       844,692      $   844,692    $    844,692



*Parties-in-interest


                    See accompanying independent auditors' report.

                                                                     SCHEDULE 2


                     TCF Employees Stock Ownership Plan - 401(k)

                    Item 27d - Schedule of Reportable Transactions

                             Year Ended December 31, 1996




SERIES OF TRANSACTIONS (INVOLVING ONE SECURITY) WHICH EXCEED 5% OF PLAN ASSETS:



                                        Number of                   Amount of
                                   -------------------      -----------------------
   Description of Asset            Purchases     Sales      Purchases         Sales          Net Gain
--------------------------         ---------     -----      ---------         -----          --------
TCF Financial Common Stock*          29          20      $ 5,656,681       $16,054,483     $11,161,520

First American Prime
  Obligation Class C
  Institutional Fund*                76          67      $19,200,591       $18,963,047     $       -


*Parties-in-interest


                    See accompanying independent auditors' report.

                                      Signatures




Pursuant to the requirements of the Securities Exchange Act of 1934, TCF National Bank Minnesota has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       TCF National Bank Minnesota
                                       (Plan Sponsor and Plan Administrator of
                                       the TCF Employees Stock Ownership
                                       Plan - 401(k))



                                       By  /s/ Gregory J. Pulles
                                         --------------------------------
                                            Gregory J. Pulles
                                            Executive Vice President





                                       By  /s/ Mark R. Lund
                                         --------------------------------
                                            Mark R. Lund
                                            Senior Vice President, Assistant
                                            Treasurer and Controller




Date:  June 27, 1997

                     TCF Employees Stock Ownership Plan - 401(k)

                                  Index to Exhibits
                                    For Form 11-K



   Exhibit                                                  Sequentially
   Number          Description                              Numbered Page
   -------         -----------                              -------------
    23             Consent of KPMG Peat Marwick                 16
                   dated June 27, 1997